Filed by Symmetricom, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Datum, Inc.
Commission File No. 000-06272

Additional Information

Symmetricom will file with the SEC a proxy statement/prospectus and other relevant documents concerning each the proposed TrueTime and Datum transactions. Investors are urged to read these proxy statement/prospectuses when they becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Symmetricom free of charge by requesting them in writing from Symmetricom or by telephone at 408-433-0910.

Symmetricom, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Datum and TrueTime in connection with the respective mergers. Information about the directors and executive officers of Symmetricom is set forth in the proxy statement for Symmetricom’s 2001 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectuses when they become available.

Except for the historical information contained herein this transcript contains forward-looking information within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934 as amended, and is subject to the Safe Harbor created by those sections. These forward-looking statements include: statements as to the expected benefit of the anticipated combination of Symmetricom and Datum, including but not limited to increased revenues, profitability, technology and product offerings, customer base, market position and distribution opportunities, anticipated management structure as well as increased shareholder value and expected synergies associated with manufacturing efficiencies and the reduction of corporate overhead; statements that we expect to successfully complete the Hart Scott Rodino review process; statements that we expect to have a shareholder vote on the Datum acquisition in early October and that we expect the acquisition to close in the fourth calendar quarter of 2002; statements as to the expectation that the TrueTime acquisition will be accretive to earnings within two quarters from the anticipated closing; statements as to the expected benefits from the anticipated combination of the three companies, Symmetricom, Datum and TrueTime, Inc. include but are not limited to, statements regarding expected gross margins, profitability, manufacturing efficiencies, cost savings, and expected tax benefits; statements as to testing and spending on new products, as well as anticipated revenues from new product roll outs; statements that we expect to continue our share repurchase plan; statements as to the necessary quarterly revenue to achieve projected pre tax margins; statements as to Symmetricom’s expected financial position in the first fiscal quarter including but not limited to projected per share net loss and projected revenues. Symmetricom’s actual results could differ materially from those projected or suggested in these forward-looking statements. Factors that could cause future actual results to differ materially from the results projected in or suggested by forward-looking statements include, but are not limited to: the satisfaction of certain conditions to closing of the proposed acquisition, the ability to close the acquisition, and the ability to integrate Datum and its technology following the acquisition; the ability to realize potential efficiencies and synergies from the combination of the businesses; reduced rates of demand for wireless and wireline telecommunication services and high-bandwidth applications; increased competition; timing, cancellation or delay of customer orders; failure of new products to pass interoperability testing and field trials; difficulties in manufacturing products to specification; customer acceptance of new products, customer delays in qualification of key new products; and the risk factors listed from time to time in Symmetricom’s reports filed with the Securities and Exchange Commission, including but not limited to, the report on Form 10-K for the year ended June 30, 2001 and the report on Form 10-Q for the quarter ended March 31, 2002.

These forward-looking statements speak only as of the date hereof. Symmetricom and Datum disclaim any intention or obligation to update or revise any forward-looking statements.

***

THE FOLLOWING IS A TRANSCRIPT PREPARED
WITH RESPECT TO THE SYMMETRICOM CONFERENCE CALL
ON JULY 31, 2002

Speakers:        [In order of speakers]

Blanche: Moderator of Conference Call

Ellen: Ellen Brook—Moderator

Tom: Tom Steipp—CEO of Symmetricom

Bill: Bill Slater—CFO of Symmetricom

Michael: Michael Roesler—CJS Securities (Q&A)

Jeff: Jeff Van Sinderen—Riley & Co. (Q&A)

Nick: Nick Parikh—R&B Capital Markets (Q&A)

John: John Orrico—WIC Capital (Q&A)

Dan: Dan Mendoza—OMT Capital (Q&A)

Bill D.: Bill Dawkins—Morgan Keegan (Q&A)

Questionable words/phrases in [brackets]

Blanche: Good afternoon, and thank you for standing by. Welcome to the Symmetricom Quarterly Financial Results Conference Call. All participants will be able to listen only until the question and answer session of the conference. This conference is being recorded at the request of Symmetricom. If you have any objections, you may disconnect at this time. I would like to introduce the host for today’s conference, Ms. Ellen Brooks. Ms. Brooks, you may begin.

Ellen: Good afternoon. Welcome, and thank you for attending Symmetricom’s Fiscal 2002 Fourth Quarter conference call. With me today, are Tom Steipp, Chief Executive Officer, and Bill Slater, Chief Financial Officer.

If you have not yet received a copy of today’s news release, you can access it at www.symmetricom.com or have one faxed to you by calling Stapleton Communications at 650-470-0200.

During the course of this conference call, we will be making forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements are contained in the Company’s Form 10-K for the year ended June 30, 2001 and Form 10-Q for the quarter ended March 31, 2002 filed with the SEC, as well as in today’s news release.

I will now turn the conference call over to Tom Steipp, CEO of Symmetricom.

Tom: Thanks Ellen. Good afternoon and welcome to everyone. Well, despite the challenges of operating in what continues to be a very difficult telecom environment, I’m extremely pleased with the headway we’ve made on our strategic goals this quarter and this full fiscal year.

I believe our achievements, as you will hear them recapped today, highlight the operational and strategic strength with which we enter Fiscal 2003.

Here’s what I’d like to cover on this afternoon’s call. I’ll begin with a general review of the business along with financial results for the fourth quarter, and Fiscal 2002. Then, I’ll update you on the status of our in-process acquisitions and what lies ahead for the next six months.

Bill Slater will then walk you through our financial results. Finally, I’ll come back and share my thoughts on the first Fiscal quarter, and update you on the strength of our opportunities and strategic position going forward.

Like many other telecom equipment providers, our business continues to be impacted by a general weakness in capital equipment spending. Here’s what we’ve done in response to these market conditions.

We’ve been aggressive in taking actions with regard to expenses in our core business, reducing overall operating expenses by 31%, year over year.

We also positioned the company for growth and diversification through the acquisitions of Telmax and the proposed TrueTime and Datum mergers.

Now, into our performance for the fourth Fiscal quarter. We again, reported revenues within guidance. We had shipments of $17.7 million for the quarter. We managed the business for profitability. And we are posting a loss-per share of $0.09 cents from operations for the quarter, including a $0.02 cent restructuring charge.

This is in line with the guidance we provided during our last earnings call. In general, Sync is at about a breakeven level, broadband spending is on target.

We further trimmed the expense structure this quarter. As we forecast during our third quarter conference call, we’ve implemented additional reductions in force during the quarter to keep our costs in line with anticipated revenues.

On the strategic front, we moved forward with our proposed acquisitions of both TrueTime and Datum. Our planning process and integration teams are up and running for both acquisitions. We’ve moved ahead as quickly as possible to complete the regulatory and shareholder approval process. I’ll update you on where we stand later in the call.

We continued to make progress on our opportunities in the broadband-to-business market. During this quarter, we’ve responded to 4 RFP’s. And we now have products undergoing lab trial tests in 13 customer locations. And I should point out, this is up from 3, last quarter.

Additionally, we’ve entered our first field trial. And finally, we began to work closely with Alcatel on the marketing front under our recently established joint marketing agreement.

With that recap of the fourth quarter, let me turn our attention to the full year and summarize our achievements in four major areas. Those being technology, acquisitions, broadband business, and operational execution as a whole.

First on technology. We enhanced our technological leadership through continued investment in solutions, engineered to meet our customers’ increasingly complex sync and timing needs. During the year, we introduced products to extend our lead in both wireline and wireless applications. We completed a family of products rounding out our “intelligent network synchronization systems.” These included, TimeSource, TimeHub, and TimePictra.

They have all now been successfully tested to NEBs and Telcordia requirements, which is an extremely important milestone for US customers. Our intelligent systems allow network providers to remotely manage their networks, a critical capability in today’s environment where there’s reduced and/or centralized staffing.

We also released our BesTime—Core Sync module to support 3GT wireless build outs. We believe that the market for our technology is mission-critical and that we are extremely well-positioned to benefit from several major trends at work in the industry today.

With regard to these, I’m specifically referring to the fact that: Number 1, we see a consistent track record of need for synchronization and timing solutions in all voice oriented networks. This need won’t diminish as the network moves toward packetization. In fact, we believe that sync and timing needs in the packet-world will increase with more emphasis on Hybrid networks and Quality of Service.

Secondly, we expect to see a replacement cycle in the future for equipment that is aging and not remotely manageable. All of the established ILEC networks contain sync and timing equipment that may be as old as 15 years.

Thirdly, there’s a trend among network providers to take sync and timing expertise out of the field and centralize it, which provides opportunities for our service and support business.

Lastly, there’s the fact that the build out of international networks will continue to drive entirely new opportunities for us with new customers.

Now, let me turn to the second highlight, the acquisition front, Fiscal 2002 proved to be a banner year. We moved to strengthen and diversify our core businesses while expanding our growth opportunities.

With the proposed acquisitions of TrueTime and Datum, and the completed acquisition of Telmax, we expect to increase Symmetricom shareholder value more rapidly by significantly enhancing our ability to serve customers, extending our technology portfolio, and diversifying our product offerings, customer base and served markets.

The third area to highlight from this past year is our broadband strategy. Where we went from concept to market test. We purchased the broadband assets of Telmax in October and quickly leveraged their technology and Alcatel relationships to compliment our own broadband innovation, based on the emerging g.shdsl standard.

We subsequently released three products. A 2.3Mbit modem, and the industry’s first multilink access module having speeds of 4.6, 9.2 and 18-megabits. This makes Symmetricom’s

g.shdsl offering the broadest available anywhere, and gives us a real leadership position in this emerging market.

I believe that we remain on track with the broadband schedule that we laid out for you over the last couple of quarters. During that time period, we said: Number 1, that we expected to see our 4.6 and 9.2-megabit products in lab trials with major service providers between then and in the end of June.

I’m pleased to announce that we do have 13 products in lab trials across Europe and North America. We are especially encouraged by the fact that Symmetricom is the only company with 4.6 and my 9.2 multilink access modules available for immediate testing.

Secondly, we said that from July through December, we would expect these products to begin field trials. These plans also remain on track and, in fact, we have one field trial underway at the present time.

Number 3, we said that in the early part of calendar 2003, we would expect initial rollouts by providers of the 2.3, 4.6 and 9.2 multilink access modules and a noticeable ramp of revenues.

These schedules are, of course, driven by customers but we see continued progress at a number of large accounts, giving us a degree of confidence that we are still locked on to the right timetable.

Finally, we said we expected the GoWide18, our 18.4-megabit voice-and-data product to enter lab testing about mid-calendar year of 2002. And as I mentioned last quarter, this has already happened.

With regard to the program, we expect to spend about $2.5 million per quarter on broadband going forward, with revenues beginning to ramp up in the first calendar quarter of

2003. Before I move on, however, let me just say a word about the framework that we use for investing in these breakout markets.

At the end of the day, the engine that drives Symmetricom is our synchronization and timing business. And we don’t intend to take our eye off that ball. We will continue to monitor our broadband prospects very closely. We will be quick to scale up if market activity exceeds our expectations. But we will also be quick to scale down if the opportunities do not emerge as we expect them to.

Finally, regarding the operational execution for the last year, I’d like to point out that we aggressively managed our assets, trimmed our expenses to meet the sudden shifts in market demand, but without impairing our future ability to grow when market conditions improve.

During the year, we’ve consolidated 3 Puerto Rico manufacturing facilities into one. We reduced headcount from a high of 685 down to approximately 400. We brought DSOs to 48 days. And we’ve maintained a cash position in the $50 million plus range, despite spending just short of $11 million dollars on stock buybacks.

Now, I’d like to walk you through the summary of highlights for the year. Now, that I’ve done that, let me move on to the status of our pending acquisitions, including our anticipated filing and closing schedules over the next 6 months.

First TrueTime. We filed the S-4 for TrueTime on July 15th. That acquisition is on schedule to close in September, pending TrueTime shareholder approval, which has not yet been scheduled for a vote. I want to reiterate that we believe that this transaction will be accretive within two quarters after the closing.

Regarding Datum, we will filing the S-4 within days. We continue to work on HSR compliance and still expect resolution that will allow us to close in the 4th calendar quarter of this year, with a shareholder vote likely in early October.

As you know, the HSR process requires an initial filing with a 30-day review by the Department of Justice. This is followed in some cases by a second request for information with a subsequent 30-day review and then a final response.

We are currently in the middle of this process. As we announced several weeks ago, we’ve received a second request for information with which we are complying. We’re moving ahead as quickly as we can, while we’ll be happy to take questions later in the call related to strategic issues around this proposed acquisition, as you can understand we cannot and will not have any further comment on the HSR process during the call.

As I mentioned previously, our integration and planning efforts for both acquisitions are well underway. Our planning process is on track and our confidence remains high that we’ll see synergies of approximately $14 million dollars from the Datum acquisition and about $2 million dollars from TrueTime.

Our post closure financial targets provide for gross margins in the 42% to 44% range, expense levels in the 32% to 34% range, yielding a 10% pre-tax profit objective. As separate stand-alone companies, these targets aren’t really practical. But combined and with the expected synergies, we believe they’re achievable by the second half of calendar 2003.

Before turning the call over to Bill, I’d like to take just a moment to address Symmetricom’s buyback activity. Last year, we bought back $10.9 million in stock at an average price of about $6.00.

Over the last two years, we have consistently repurchased shares every quarter. We plan to maintain this policy, whereby we will balance buybacks with acquisition opportunities and other market opportunities. As a reminder, we have approximately 1.2 million shares remaining on our current authorization.

At this point, I’ll turn the call over to Bill to discuss our financial report in future detail.

Bill: Thanks Tom. As Tom noted, revenues for the quarter were $17.7 million, which is $600,000 or 3% up from the prior quarter revenue of $17.1 million.

For the Fiscal year ended June 30, 2002, revenues were $72.6 million, a 52% decline prior year revenues. Our OEM wireless business experienced a decline of 68% year over year principally due to lower orders from Samsung.

Revenues for the remainder of this business, declined 48% primarily due to significant declines in CAPEX spending by service providers.

Gross margins for the fourth quarter came in at 36% excluding restructuring costs, slightly lower than the prior quarter principally due to a $300,000 inventory write off for our Broadband division.

The full year gross margin of 37.9%, again, excluding restructuring costs, compares to a prior year gross margin of 44.3%. The decline in gross margin is principally due to the unabsorbed overhead as a result of a 50% plus decline in manufacturing throughput at our Puerto Rico factory.

Operating expenses for the fourth quarter, excluding a $337,000 restructuring charge principally for a reduction in force, with $9.5 million. Operating expenses were roughly flat with the prior quarter and $2.8 million less than the same period in the prior year.

Full year operating expenses of $37.7 million, excluding $600,000 in restructuring expenses, are $8.2 million or 18% below the prior year. Excluding Broadband operating expenses for both years, operating expenses for the year fell by $13.4 million or 31%.

The net loss for the fourth quarter of $2 million dollars or $0.09 cents per share includes $400,000 in net restructuring costs. Excluding these restructuring costs, the net loss for the quarter was $1.7 million or $0.07 cents per share.

The fourth quarter loss compares to a net income of $5 million dollars or $0.20 cents per share on a fully diluted basis for the same period last year.

For the fiscal year ended June 30, 2002, the net loss from continuing operations was $5.7 million or $0.25 cents per share loss compared to a net profit from continuing operations in the prior year of $28.8 million or $1.15 per share on a fully diluted basis.

Both years include one-time items such as gains and losses on the sale of investments, restructuring charges and the release of tax valuation reserves. Excluding these one-time items, the net loss from continuing operations for fiscal 2002 was $6 million dollars or a net loss of $0.26 cents per share, compared to a net profit from continuing operations for the prior fiscal year of $18.3 million dollar s or $0.73 cents per share on a fully diluted basis.

It should be noted that for the fiscal year, our investment in Broadband contributed $5.5 million dollars of the $6 million dollar net loss.

On the asset management front, days sales outstanding of 48 days is a 6-day improvement over the prior year DSO of 54 days. Net inventory was reduced to $18.4 million dollars from year ago levels of $25.2 million dollars, a 27% reduction.

Cash and investments at year end were $54.2 million, a decrease from year ago levels of $60.7 million, but principally due to stock buybacks of $10.9 million dollars.

Despite operating losses for the year, we generated approximately $8.7 million in cash from operations. Our current ratio improved from 4.2 last year to 4.6 at the end of this year.

Tom indicated earlier that we expect to see $14 million in synergies from the acquisition of Datum. These savings come from 3 main areas. We expect to save approximately $3.6 million from the elimination of corporate overhead. We expect approximately $4 million dollars in gross margin improvement from plant consolidation and purchasing synergies. And approximately $7 million in savings with the consolidation of duplicate functions.

I’d now like to hand the call back to Tom for his closing remarks.

Tom:    Thanks, Bill. Well, we acknowledge that the environment for telecom equipment companies remains difficult. We’ve already worked hard to meet these challenges, taking prudent actions to reduce our expenses and by acting on significant acquisition opportunities to diversify our business and leverage our operations.

As a result, we’ve had relatively consistent performance in the $17 million to $19 million revenue range over the past year, backed by extremely strong asset management and a strong balance sheet. We will continue to manage the company with the same conservative fiscal approach going forward.

Given analysts’ consistent predictions of continued weakness in the telecom sector, we’re adjusting our revenue range to be in the first fiscal quarter to be between $13 million and $18 million.

We expect to post a net loss in the range of $0.11 cents to $0.18 cents per share of which $0.08 cents per share will be attributable to Broadband.

I believe that the operational and strategic steps we took this year will serve the company extremely well in both the short and long term. We’re leaner, more efficient, improving our ability to weather the existing downturn, and to leverage our business once CAPEX spending resumes.

It is unclear to us when the telecom market will improve. Given that reality, we’ve taken significant steps to improve our prospects for the future. The acquisitions of Datum and TrueTime give us greater critical mass, a more diversified product offering, access to new markets, a profitable business model and additional breakout opportunities.

Well, this concludes the prepared portion of our presentation. Blanche, please poll the audience and see if there’s any questions.

Blanche:    Thank you, Sir. At this time, we are ready to begin the question and answer session. If you would like to ask a question, please press *1. You will be announced prior to asking your question. If you would like to withdraw your question, press *2. Once again, to ask a question, please press *1. One moment.

Our first question comes from Mr. Michael Roesler, you may ask your question.

Michael:    Good afternoon. Tom, you mentioned the milestones that have been passed in the g. investment, broadband investment and you are on track for that. But given sort of where we are in terms of equipment spending and WorldCom, things like that, what would make you look at it and say, sort of a go/nogo decision over the next 6 months?

Tom:    I think very clearly, we’re focused pretty much in a rifle shot activity towards a relatively small number of accounts, Michael. We have lab trials going on in 13 locations, field trials, you know, they’ve done a field trial in one. There are 4 companies that have put out RFPs, we’ve responded to those.

We would expect them to do field trials some time between now and the end of this calendar year. And our milestones look for rollouts beginning of next calendar year. So to be very specific, if we don’t see companies executing on their existing plans and see rollouts of our products in the first quarter of next calendar year, we’ll be in a very re-assessment program.

But I should point out that, you know, people like WorldCom and other, a lot of long-distance carriers have had very highly visible problems, we see people trying to figure out ways to put new revenue streams into their businesses and the access is one of the places that that’s going to happen.

There’s been a ton of investment in [backhaul] and certainly a lot of changing inside corporate environments. But those links between the buildings and the backbones have been very constant for the last 30 years, we think there’s an opportunity there. We think we’re really well-positioned at the accounts we’re in now, based on the other people we see in there.

Michael:    What will be your expectations on spending for that over the next two quarters?

Tom:    By the comments we’ve made is that we’ll expect to spend roughly, and it varies a little bit quarter to quarter, $2.5 million dollars per quarter. And I would just reinforce what I said before. If things look up, we would not hesitate to beef up our sales and marketing activities in those areas. And if it looks like the market is starting to extend beyond what we see now, we would stretch that out, cut down.

Michael:    Okay. And you said, you never really want to comment on HSR review, but in terms of the post deal strategy, assuming it is approved, could you give us some sense of what the management structure is going to look like, not just at the top, maybe a little bit deeper down. It seems like, it always seems to appear to me like it was an acquisition, not necessarily a merger but maybe a little bit more details on that.

Tom:    Well, the only thing that I can comment on and we and Datum have been very consistent on that, is that Erik van der Kaay and two additional board members from Datum will join our board and I will be the CEO. We have a lot of planning activities going on now to make sure that we do this and do it well.

I think everybody listened to the call. Those that, all acquisitions going in look well, but it’s the execution that separates the successful ones from the not so successful and we intend to be in the successful category.

Michael:    Okay, just one more financial question. Even excluding the charge for the inventory, sales were up sequentially but gross margins were down fairly significantly. What is the cause behind that?

Bill:    You know, again, part of it is lack of throughput. The other part if just some clean-up. We finished our move from 3 buildings into 1 building and there were some expenses and write-offs also as a result of that. We would expect going forward that margins would be between 39% and 40% at this level of revenue.

Michael:    And just one more quick one. Was there any share buyback in the quarter?

Bill:    Yes, there was. We have consistently bought back shares over the last 8 quarters.

Michael:    Okay, thanks.

Blanche:    Mr. Jeff Van Sinderen with Riley and Company, you may ask your question.

Jeff:    Hi. I guess first question I have is I wondered if there’s any you can tell us about the results of the lab tests with the GoWide product?

Tom:    I can tell you that every lab test we’ve been in, we have met or exceeded the requirements of the organization that we’re testing with. And while it’s qualitative I think, our team feels as though we compare very favorably with the other products that we see in there.

Jeff:    Okay. And then, I know you mentioned for the 4.6 and 9.2 modules, you’re the only company that has modules available for testing right now. Are there other competitors that you think who have products out that’s similar and comparable in the near future? What is the competitive landscape?

Tom:    There are other companies who have suggested that they intend to develop products. And I think it has to do with the fact that as people have tested our 4.6’s and 9.2’s, they’ve seen some significant advantages there.

For instance, you can put a 9.2 megabit in a corporate office and when they need more bandwidth, you don’t need to do a truck roll for a new provisioning. It’s a software upgrade, you can sell them a variable bandwidth on demand with software changes.

So, there’s some real benefits that people have seen from that. We would expect other products to emerge in the market. The fact that we’re out there now, we think is a good place to be. That’s where we want to be and we have a fairly substantial patent portfolio wrapped around the multilink technologies as well.

Generally speaking, we look at 2.3’s to be pretty standard modems and we have those just like everybody else does. But when you get into the multi-line, there’s a lot of variability around those industry-standard implementations and the experience we’re getting now, I think will serve us in good status as the market starts to mature.

Jeff:    Okay. And then finally, can you give us a sense of where you think the cash should be at the end of the quarter that you’re entering? In other words, where you think cash would be, you mentioned what you thought you’d earn, probably what you’d use from the Broadband division, but just wanted to see if you could give us a sense on that?

Bill:    Well, right now, we’re expecting to be slightly cash positive on our sync business and a little bit more cash negative on Broadband. So, I wouldn’t think that the high end would probably be a burn of $2 million. It’s really going to depend upon how much Broadband inventory we have to buy to meet demand. But right now, I’m not expecting a major burn.

Jeff:    Okay, very good. Thank you.

Blanche:    Mr. Nick Parikh with RBC Capital Markets, you may ask your question.

Nick:    Good afternoon, thank you. Tom, a couple of questions. You mentioned the replacement cycle especially for the ILECs. Are there things you can do to accelerate that process to make that proposition more compelling for the ILECs or the other incumbent carriers to start the replacement cycle for the time and sync devices?

And number two, on your one field trial, can you give us some color on when you might start seeing some actual deployments of revenue from that? Thank you.

Tom:    Let me take those in order. Relative to the replacement cycle, it’s interesting. We’ve been selling into the ILEC environment here in the United States since 1987. By and large, 100% of the equipment that is out there is a sync box, which means, it’s not remotely manageable. If there’s a problem, a technician needs to go service that.

We’re not doing anything to accelerate that but we’ve done a couple of things which will provide for the ILECs to move in that direction. The first thing we did was introduce a new product line last year which is remotely manageable, it’s the first product we’ve had. Everything else is a stand-alone [buck] device. And make sure that that’s NEBs and Telcordia tested.

The second thing is that the ILECs have been over the course of the last two years, as there’s been a real emphasis on budgets, been pulling back people out of the field who have in the past serviced our equipment.

So the very trend that we see of them pulling people back and us now having new equipment which is remotely manageable and has just completed Telcordia testing, we think the combination of those two will initiate a replacement cycle that will go on over a number of years.

The good news is that our equipment is very reliable and they’re reluctant to change it but they understand the operational requirements in the networks and we think that that’s an opportunity for us moving forward.

With regard to the second field trial, all I can tell you is that we’ve got 35 lines installed at a major service provider in the U.S. That particular company has not stated that they would have a rollout planned on any specific timetable, but it’s a milestone for us and that the products moved from the lab into field implementations.

And to be quite honest, you can do all of the calculations you want. But until you get the products out in the field, you really don’t get the kind of feedback that you’d like to get. The products are operating as advertised as this point. But that’s really about all I can say about.

Nick:    Great, thank you.

Blanche:    Once again, to ask a question, please press *1. [pause] Our next question comes from Mr. John Orrico with WIC Capital, you may ask your question.

John:    Hi, gentlemen, thank you for taking my question. Regarding this, the terms of the transaction or the anticipated transaction with Datum Corp., I’m wondering given the sheer repurchase program, the company has outstanding in giving your interest in purchasing shares in the open market, have you given any consideration to the idea of substituting cash for some portion of the shares that you have agreed to exchange in that transaction, given your share prices as low as it is.

Tom:    John, what I can tell you is that relative to stock and all of those issues and the open market, we give constant consideration to all of the variables. We have an agreement in place with Datum. It’s very specific in terms of how we move forward, and we’ll just keep following that.

John:    Okay, great, thank you.

Blanche:    Once again, to ask a question, please press *1. [pause] Mr. Dan Mendoza, OMT Capital, you may ask your question.

Dan:    Hi. I’ve got a few of them actually. Assuming all the transactions are completed, can you remind us how many shares outstanding there would be for the combined company?

Bill:    There would be about almost 45 million shares outstanding.

Dan:    Okay. And then I know those are estimates and that depend on the performances of all the companies but sort of assuming the guidance that everyone has given, what would be the cash for the combined company and given the estimate of tangible book value after whatever charges you anticipate might be taking place?

Bill:    Well, we don’t have an estimate of tangible book value. We feel that we would finish the consolidation and integration process probably with somewhere between $40 million and $45 million dollars in cash remaining.

Dan:    Okay. And then the guidance that you kind of gave for the model to get to 10% pre-tax margins, what sort of quarterly revenue would you need to get to that number?

Bill:    Well, let me just amplify. The pre-tax margins are based upon the core businesses and really does exclude Broadband. We don’t know where that’s going to be and Datum has their Trust and Time division and we’re really not sure where that’s going to be either in terms of generating profitability.

But outside of that for the core businesses, we would expect with roughly $40 million dollars, we’d be able to get around the 10% pre-tax margin. And I qualify that as around because we’ll still be working on items like amortization of intangibles and things like that which could impact earnings. But certainly excluding amortization at $40 million, we think we can get to a 10% pre-tax.

Dan:    Okay. I think you might have mentioned something about a Broadband inventory right then or write-off in this quarter, was that for components or 2.3 or -?

Bill:    That was principally for components related to the Go along product which we had been selling earlier in the year. We had some excess components in that. We stopped selling that product and we [brought forth a new inventory].

Dan:    Okay, and then the buyback, when does the window open back up for you and can you remind us when it closed?

Bill:    The window is open right now. We generally only close the window for buying back shares if there’s material information that’s not in the marketplace.

Dan:    Okay. And then lastly, your revenue guidance for the quarter, can you, it’s a reasonably big range, is there one particular part of the business where you have less availability than others? Or why the big range?

Tom:    Dan, let me take a shot at that. There’s really no single part of the business that has a greater or lesser visibility than any of the others. For the last 3 or 4 quarters, we’ve been in a timeframe where visibility, if I can use that term has been somewhat limited. The results that have come in, you’ve seen access to.

What were we’re reacting to here is the self-fulfilling prophecy problem. There’s been a tremendous upsurge, I guess of analyst expectations that the second-half of 2002 would be difficult in the telecom sector.

We haven’t really seen anything different in the first month of our operations, but as we look at everything and put a conservative valuation on it, we felt as though we want it to reflect that even though we don’t have anything specific that we’re relating during the call here.

Dan:    Okay. Can you comment at all on what the book-to-bill was like or what orders were like in the quarter?

Bill:    I think book-to-bill is about one.

Tom:    It’s about one.

Dan:    Okay, great, thanks very much.

Blanche:    One moment please. [pause] Mr. Bill Dawkins with Morgan Keegan, you may ask your question.

Bill D.:    Hello Tom and Bill.

Bill:    Hey, Bill.

Bill D.:    Just so that I understand what’s going on out there. In looking at these networks that undoubtedly are still operating because I’m still using my phone, and sync and time being non-discretionary and in regards to questions of QoS, how are these people, or how is it happening that they’re not having to not only continue to [order] sync but at some point have to begin ordering more sync?

Bill:    Well, let me see if I can answer that. If you go back about 18 months to 2 years, you’ll see that we had an availability of components for network suppliers, the ones you’re talking about of about 2 to 4 weeks. During the real upsurge in telecom, our lead time of our products went to 26 weeks plus.

So there was a time period there when people just couldn’t get ours or anybody else’s sync and timing equipment. As a result, a lot of people put in multiple orders, bigger orders which was good as we all saw last fiscal year.

As a result of that, a lot of people bought things that they didn’t need at that particular time. We’re still working off some numbers of those inventories. I wish I could give you better analysis of how much was actually connected in the networks and how much was waiting in there to be connected.

Your analysis is correct and that is, that you need sync and timing for operation of the networks. That will pick up that baseline business will check back in here at some point in time. We’re a little unclear on what that is, which is why we’ve tried to be conservative with our estimates moving forward.

What we will see as a first indicator that, Bill, is our card business picking back up again. It’s been off for about 3 or 4 quarters and it’s just something we don’t have a way of measuring more closely.

Bill D.:    And you do not really have the ability of seeing what kind of inventory these guys are sitting on as far as sync is concerned?

Bill:    No, we really don’t. I mean, it’s a corporate decision on whose equipment to buy but then it’s purchased locally and the inventory systems are dramatically different across the board.

Bill D.:    Thank you very much.

Blanche:    At this time, Sir, we have no further questions.

Tom:    Okay, well, thanks, Blanche. At this point in time, we will close off the conference call. Tell everybody thank you for joining us on this one. We look forward to having an opportunity to have anybody visit us if they’re in the local area. Otherwise, we’ll see you a quarter from now.

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